FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

November 27, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is November 27, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports initial surface sampling results from the newly staked, 100% owned, Chisna project in the eastern Alaska Range, Alaska.  Results to date indicate that a large area in the central portion of the property has the potential to host a significant, near-surface bulk tonnage copper-gold-silver deposit.  Reconnaissance scale geochemical sampling from a number of highly altered zones has defined a large open-ended target area, covering approximately 25 square kilometres, within which highly anomalous copper, gold and silver values occur.  Based on the initial positive results, the Issuer has expanded its property position to cover an additional 130 square kilometres (bringing the current property position to approximately 250 square kilometres) along the projection of the Chisna mineral system within favourable units containing historic copper and gold occurrences.

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Item 5.	Full Description of Material Change

The Issuer reports initial surface sampling results from the newly staked, 100% owned, Chisna project in the eastern Alaska Range, Alaska.

Results to date indicate that a large area in the central portion of the property has the potential to host a significant, near-surface bulk tonnage copper-gold-silver deposit.  Reconnaissance scale geochemical sampling from a number of highly altered zones has defined a large open-ended target area, covering approximately 25 square kilometres, within which highly anomalous copper, gold and silver values occur.  A total of 73 rock samples collected from this area averaged 0.19% copper, 0.33 g/t gold and 2.8 g/t silver, with 21 of these samples exceeding 200 ppm copper and averaging 0.6% copper, 1.06 g/t gold and 8.2 g/t silver.  The range of the 21 samples was from 3ppm to 3.7% copper and 2 ppb to 12.2 g/t gold, with high values of 3.7% copper, 0.03g/t gold and 46.7 g/t silver and 0.75% copper, 12.2 g/t gold and 6.5 g/t silver.

The average values from all of the soil samples taken on the project by the Issuer (87 samples covering three areas approximately 3.5 kilometres apart) equalled 230 ppm copper, 31 ppb gold and 0.5 ppm silver, with a range of from 31 to 1,955 ppm copper, 2 to 255 ppb gold and 0.1 to 2.4 ppm silver.  Regional silt sampling results from 90 samples covering a much larger area along the mineralized trend returned average values of 182 ppm copper, 20 ppb gold, 0.4 ppm silver and 253 ppm zinc, with a range of from 43 to 804 ppm copper, 2 to 145 ppb gold, 0.1 to 2.5ppm silver and 66 to 6,850 ppm zinc.  Preliminary reconnaissance scale geologic work indicates the copper-gold-silver mineralization at Chisna is multiphase and may be related to a large, volcanic hosted, high sulfidation system consistent with those found around copper-gold porphyry systems.

Project Background

The copper-gold-silver mineralization on the Chisna project is hosted in the Mankomen volcanic/sedimentary group which underlies the Tetelna volcanic group.  This package of rocks hosts the world class copper and copper-gold deposits at Kennecott and Orange Hill southeast of the Chisna property.  The Chisna area has produced approximately 180,000 ounces of gold from placer deposits which drain the target area and has only had a limited amount of historic hard rock exploration.  One historic drill hole was found on the property within one of the alteration zones, but no data is available.  AngloGold Ashanti (U.S.A.) Exploration Inc. staked the target in June of this year and sold a 100% interest in the project to the Issuer as part of the asset sale transaction which closed on August 4, 2006 (see August 8, 2006 press release).

Target Summary

The currently defined copper-gold-silver target is related to widespread silica-pyrite alteration zones hosted within the volcanic sequence. The high copper zones contain abundant chalcopyrite and appear associated with an early mineralizing event, whereas higher gold values may be related to a later event.  A possible porphyry affinity is suggested by the presence of a base metal veined intrusive and the general alteration-geochemical association sample results.  The belt has never been systematically explored with modern exploration techniques.

Based on the initial positive results, the Issuer has expanded its property position to cover an additional 130 square kilometres (bringing the current property position to approximately 250 square kilometres) along the projection of the Chisna mineral system within favourable units containing historic copper and gold occurrences.  The core target area and regional potential of the property will be evaluated in 2007 with a multiphase surface mapping-sampling and airborne geophysical program budgeted to cost approximately USD 300,000.  Based on the results to date, the Issuer believes the Chisna project has potential for a world class copper-gold discovery in an area that has received very little past exploration.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Dr. Cruise is the Vice President-Exploration of Cardero Resource Corp. and a shareholder of the Issuer.  In August, 2006, Cardero acquired a 13.3% equity position in the Issuer.

The work program at the Chisna project was designed and is supervised by Jeffrey A. Pontius, President of Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the exploration programs on the Issuer’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

Dated at Vancouver, B.C. this 6th day of December, 2006.